Mail Stop 6010


      January 9, 2006


Mr. Wen Chung Lin
Chief Financial Officer
Siliconware Precision Industries Co., Ltd.
No. 123, Sec.3 Da Fong Road
Tantzu
Taichung, Taiwan, ROC

	Re:	Siliconware Precision Industries Co., Ltd.
      Form 20-F for the Year Ended December 31, 2004
      File No. 000-30702

Dear Mr. Lin:

      We have reviewed your filings and your response letter dated November 23, 2005 and we have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2004

Notes to Consolidated Financial Statements, F-11

Note 28:  U.S. GAAP Reconciliation, page F-47

General

1. Please refer to prior comment 6.  You state that you accounted for
the embedded put option and conversion option together as a
compound
derivative that would be classified as a liability and
subsequently
measured at fair value under EITF 00-19 and SFAS 133. We further note that you determined the conversion features for these bonds were out-of-the-money at the commitment dates under EITF 98-5 and EITF
00-
27.  Please tell us if you have determined if these convertible bonds
meet the definition of conventional convertible debt in paragraph
4
of EITF 00-19 and the basis for your conclusions. If you have determined that your bonds are not conventionally convertible, you would be required to analyze the conversion feature under paragraphs
12-32 of EITF 00-19 and would not account for the conversion feature under EITF 98-5 and EITF 00-27. Please advise.

(1) Compensated Balances, page F-50

-(ii) Employee Bonuses, page F-51

2. Please refer to prior comment 9. In your response, you state that your accounting treatment for employee bonuses is based on the guidance of the International Reporting and Disclosures Issues in the
Division of Corporation Finance. However, as indicated in that guidance, the SEC staff places significant weight on shareholder approval. Accordingly, absent unusual facts and circumstances, the fair value of the stock issued should be recorded at the date of shareholder approval. Please explain to us how your accounting is consistent with the guidance of Item 6 of Appendix A of the International Reporting and Disclosures Issues in the Division of Corporation Finance dated November 1, 2004, which can be found on our website at www.sec.gov.

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments.
In this regard, please do not hesitate to contact Michele Gohlke, Branch Chief, at (202)551-3327.


      							Sincerely,



								Kevin Vaughn
								Reviewing Accountant


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Mr. Wen Chung Lin
Siliconware Precision Industries Co., Ltd.
January 9, 2006
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